03017853

NO ACT
P.E 3.11.03
1-15274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/11/2003

Mary Y. Jakimier
J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Re: J.C. Penney Company, Inc.

Dear Ms. Jakimier:

This is in regard to your letter dated March 11, 2003 concerning the shareholder proposal submitted by CHRISTUS Health for inclusion in JCPenney's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that JCPenney therefore withdraws its January 17, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Donna Meyer, Ph.D.
System Director – Community Health Services
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

January 17, 2003

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Division of Corporation Finance

Re: J. C. Penney Company, Inc. – Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, J. C. Penney Company, Inc. ("JCPenney" or the "Company") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission ("Commission") will not recommend any enforcement action if JCPenney excludes a proposal submitted by CHRISTUS Health (the "Proposal") from the proxy materials for JCPenney's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials"). Rule 14a-8(i)(7) permits an issuer to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to a company's ordinary business operations. As described below, we believe the Proposal concerns a matter relating to JCPenney's ordinary business operations (i.e., the manner in which a company advertises its products) and is thus excludable pursuant to Rule 14a-8(i)(7).

In addition, Rule 14a-8(i)(5) permits a company to exclude a proposal from its proxy materials if the proposal deals with a matter relating to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and it not otherwise significantly related to the company's business. As described below, we believe the Proposal concerns such a matter and is thus excludable pursuant to Rule 14a-8(i)(5) .

Finally, Rule 14a-8(i)(10) permits an issuer to exclude a stockholder proposal from its proxy materials if the company has already substantially implemented the proposal. As described below, since JCPenney's Statement of Business Ethics requires Company compliance with all applicable governmental laws, including those regarding the advertising of tobacco and all other products sold by JCPenney and its subsidiaries, the Proposal is excludable under Rule 4a-8(i)(10).

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of JCPenney's intention to exclude the Proposal from JCPenney's 2003 Proxy Materials.

JCPenney plans to commence with the mailing of its definitive proxy materials on April 11, 2003. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal

On December 10, 2002, JCPenney received a letter from CHRISTUS Health (the "Proponent") dated December 9, 2002, requesting JCPenney include the Proponent's Proposal (a copy of which is attached hereto as Exhibit 1) in its 2003 Proxy Materials. While JCPenney department stores do not sell cigarettes, JCPenney operates drug stores through certain of its subsidiaries ("Drug Store Subsidiaries") which sell cigarettes. The Proposal concerns JCPenney's principal Drug Store Subsidiary, Eckerd Corporation ("Eckerd"), and states: "RESOLVED: Shareholders request a committee of the independent directors of the Corporation be established to create guidelines to ensure that no tobacco products will be promoted in materials indiscriminately disseminated to households, since many of these have underage children who may by unduly influenced about cigarette use. These guidelines shall be created within six months of the 2004 annual meeting, with a report being made at the next annual meeting on their effective implementation." The Proposal is the subject of this request for a no-action ruling.

II. Statement of Reasons to Exclude

The Proposal is contrary to Rule 14a-8(i)(7).

The Proposal and supporting statement are contrary Rule 14a-8(i)(7), which allows a company to exclude a proposal from its proxy materials if the proposal deals with a matter relating to a company's ordinary business operations. Eckerd operates a chain of approximately 2,600 drugstores located throughout the Southeast, Sunbelt and Northeast regions of the United States. Eckerd drugstores sell prescription drugs as well as general merchandise items such as over-the-counter drugs, beauty products, photo processing services, greeting cards and convenience food. An integral part of such business is the selection and advertising of products sold in Eckerd stores. The Proposal, which is directed at the content of Eckerd's advertising materials, would impose on management requirements that are within the conduct of JCPenney's and Eckerd's ordinary business, and is thus excludable from JCPenney's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Division has consistently taken the position that proposals that seek to dictate to a company what products it may sell or how it may advertise its products relate to ordinary business operations and, thus, may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Wal-Mart Stores, Inc., 2002 (requesting the company prepare a report regarding its rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as it adopts in the United States); Anheuser-Busch Companies, 2000 (requesting the board prepare report with respect to using only advertisements that do not 'offend the sexual sensibilities of heterosexual persons'); Albertson's, Inc., 1999 (requesting board take necessary steps to assure company no longer sells, advertises, or promotes tobacco products); The Quaker Oats Company (1999) (imposing procedures and policies with respect to product advertising on the management and the board of directors); RJR Nabisco Holdings Corp. (1998) and PepsiCo, Inc. (1998) (requesting the board of directors prepare a report regarding the use of non-racist portrayals and designations by the registrant in its advertising). Indeed, examples of stockholder proposals properly excluded pursuant to the ordinary business exclusion which dealt with advertising decisions span more than a decade. See, e.g., PepsiCo, Inc. (1991) (proposal concerning supervision of advertising agencies and establishment of a new advertising policy); and Bellsouth Corporation (1991) (proposal to establish a corporate advertising ethics policy).

The Commission has stated that the purpose of Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors since it is impractical for stockholders to decide how to solve such problems." Release No. 34-40018 (May 26, 2998) at 5. As stated by the Division, the ordinary business exclusion has "a fairly straightforward mission: to 'relieve the management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management.'" Release No. 34-39093 (Sept. 19, 1997) at 7. While the Division frequently has found that the advertising and marketing practices of their tobacco products by tobacco companies raise such policy issues as to preclude the applicability of Rule 14a-8(i)(7), the Staff has consistently found that the marketing practices of retail sellers of tobacco do not raise such social policy issues. See UST Inc. (2000), RJR Nabisco Holdings Corp. (1999), Lowes Corporation (1999), RJR Nabisco Holdings Corp. (1998), American Brands, Inc. (1991), UST Inc. (1991), Philip Morris Companies Inc. (1990), and Lowes Corporation (1990) (each identifying the advertising and marketing practices of tobacco companies regarding their tobacco products as raising serious social policy issues); and Wal-Mart Stores Inc. (2002), Wal-Mart Stores, Inc. (2001), Albertson's Inc. (1999), J.C. Penney Company, Inc. (1998), CVS Corporation (1998), Walgreen Co. (1997), Rite Aid Corporation (1997), Wal-Mart Stores, Inc. (1997), and J.C. Penney Company, Inc. (1997) (each finding that the marketing practices of retail sellers of tobacco do not raise such social policy issues).

The Proposal relates directly to JCPenney's manner of product advertising, a matter that the Division consistently has found to be within the scope of a company's ordinary business operations and thus excludable under Rule 14a-8(i)(7). The Proposal does not relate to the products sold by JCPenney subsidiary Eckerd, but only to the advertising of those products. Accordingly, the Proposal should properly be excluded from JCPenney's 2003 Proxy Materials under Rule 14a-8(i)(7).

The Proposal is contrary to Rule 14a-8(i)(5).

The Proposal and supporting statement are contrary Rule 14a-8(i)(5), which permits a company to exclude a proposal from its proxy materials if the proposal deals with a matter relating to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business. As previously noted, Eckerd sells many products, including tobacco. For JCPenney's 2001 fiscal year (a) the gross sales of, and earnings from, the sale of tobacco was less than 1% of JCPenney's gross sales and earnings and 1.7% of that of Eckerd's, stated separately, and (b) tobacco inventory was less than 1% of JCPenney's assets, and less than 1% of Eckerd's assets, stated separately. This trend continues in JCPenney's current fiscal year, which will end on January 25, 2003. Tobacco products are one of literally thousands of products sold, and are not, within the meaning of Rule 14a-8(c)(5), otherwise significantly related to JCPenney's or Eckerd's business. The Division has consistently permitted exclusion of a proposal from a company's proxy materials pursuant to Rule 14a-8(i)(5). See The Walt Disney Company (2002); Marriott International, Inc. (2002); Merck & Co., Inc. (2002); Halliburton Company (2001); Lucent Technologies (2000); Sysco Corporation (2000); Dillard's Corporation (2000); ExxonMobil Corporation (2000); Lucent Technologies Inc. (1999); J.P. Morgan & Co., Inc. (1999); Lucent Technologies, (1998); American Stores Company (1994); Tribune Company (1994). The Proposal is properly excluded from JCPenney's 2003 Proxy Materials for the same reason.

The Proposal is contrary to Rule 14a-8(i)(10).

The Proposal and supporting statement are contrary Rule 14a-8(i)(10), which allows a company to exclude a proposal from its proxy materials if the company has already substantially implemented the proposal. JCPenney's Statement of Business Ethics requires that JCPenney and its Drug Store Subsidiaries comply with all applicable governmental laws, including those regarding the advertising of tobacco. The substantially implemented standard replaced the predecessor rule allowing the omission of a proposal that was moot. The Division has consistently taken the position that a stockholder proposal was moot, or has been substantially implemented, when a company already has policies and procedures in place relating to the subject of the proposal. See, e.g., American Telephone and Telegraph (1995) (the Commission concurred with the Staff's decision that a proposal was moot when that company had a policy in place that reflected the intent of the proposal); AMR Corporation (2000) (the Division applied the Commission's substantially implemented interpretation in concurring that the proposal the company received could be excluded under Rule 14a-8(i)(10)); Kmart Corporation (2000); and Masco Corporation (1999). Eckerd has procedures in place to comply with all applicable FDA regulations and communicates necessary and appropriate guidelines to operating employees. Thus, the Proposal is properly omitted as substantially implemented under Rule 14a-8(i)(10).

III. Conclusion

Based on the foregoing, JCPenney requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from

JCPenney's 2003 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with JCPenney's position, or has questions or requires additional information, we would appreciate an opportunity to confer with the Division prior to the issuance of a formal response. Please call me at (972) 431-2410 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Mary Y. Jakimier
Attorney

Overnight Mail
cc: CHRISTUS Health
Attn: Donna Meyer, Ph.D.
System Director-Community Health
2600 North Loop West
Houston, Texas 77092

EXHIBIT 1

J. C. PENNEY / ECKERD DRUG STORE
Review of Advertising Promoting Cigarettes in Materials Read by Children

Whereas, J. C. Penney's Eckerd division is known popularly as "Eckerd Drug Store." Eckerd promotes itself as concerned about people's health and welfare insofar as pharmacies are featured in its facilities:

Eckerd's also promotes itself as being family friendly, especially in its colorful weekly supplements in newspapers around the nation where it does business.

In the November 30, 2002 supplement, the back cover featured a child about five years old pointing to an eight foot "Inflatable Stationary Santa or Snowman" on sale for $39.99. This dominant ad was placed next to other ads for candy and videos favored by children.

Below these ads oriented for children, under the title "Great Value," the Eckerd supplement promoted Philip Morris Companies Inc.'s Marlboro, Parliament and Virginia Slims single pack cigarettes on sale for $4.79 per pack ("when you buy 3 packs") or $42.99 per carton.

In the mind of the proponents of this shareholder resolution, for a company known for promoting people's health and being family-friendly, to be promoting products oriented to children on the same page as promoting products that, if used as intended, undermine people's health, even to the point of death, is unconscionable.

We find it irresponsible that a store containing a pharmacy should also be selling tobacco products, which are both addictive and lethal. While the Company can argue that such is not illegal, we find it callous to promote such products as the Company touts itself as concerned about people's health.

According to the California Court's interpretation of the Master Settlement Agreement made between the States and Tobacco Companies, no tobacco ads should appear in journals having more than 25% youth readership. Advertising that seeks to entice young children to the newspaper supplement should not be blatantly on the same page as ads for addictive and lethal products. Whether the intent of the advertising is to market tobacco products to children or not, the result can be exactly that: Santa, Snowmen and Smokes are good for you. Shareholders should not be placed in the position of being seen as supporting such advertisement that might be construed by children as portraying cigarettes in a positive light.

The proponents of this resolution find it inconsistent with family values that in its promotional materials sent to households around the country, Eckerd's, on the one hand, would be promoting Philip Morris' cigarettes and, on the other hand, on the same page promote other products meant to entice children to get their parents to buy items like M&M's candy, "Ice Age" video and inflatable stationary Santa's and snowmen.

RESOLVED: Shareholders request a committee of the independent directors of the Corporation be established to create guidelines to ensure that no tobacco products will be promoted in materials indiscriminately disseminated to households, since many of these have underage children who may be unduly influenced about cigarette use. These guidelines shall be created within six months of the 2004 annual meeting, with a report being made at the next annual meeting on their effective implementation.

CHRISTUS Health

March 10, 2003

Mary Jakimler
Corporate Attorney
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024-3698

Dear Ms. Jakimler:

This letter is to notify you that CHRISTUS Health is hereby formally withdrawing the resolution we filed dated December 9, 2002.

As you are aware from the resolution, our concern is the advertising of tobacco products in conjunction with ads oriented to children. Thank you for agreeing to discuss this matter with us. We will look forward to a dialogue in the near future.

Sincerely,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health Services

To Grace Lee, Esq
SEC
FAX 202-942-9525

From Paul M Neuhauser
Tel & Fax 941-349-6164

Re: Withdrawal of Shareholder proposal submitted to J C Penney Co.

Number of pages including this page = 2

J. C. PENNEY COMPANY, INC.
LEGAL DEPARTMENT
FAX COVER SHEET

March 11, 2003
DATE

SEND TO: Ms. Katherine Shu/Ms. Grace Lee
Securities and Exchange Commission
Office of Chief Counsel
Washington, DC 20549
Telecopier Number: (202) 942-9527
Telephone Number

CC: Ms. Donna Meyer
Systems Director – Community Health
CHRISTUS Health
Houston, TX 77092
Telecopier Number: (713) 680-4896

FROM: Mary Y. Jakimier, Esquire - JCPenney Legal Department

Telephone Number: 972 431-2410 (Sender's Direct Line)
Telecopier Number: (972) 431-1133 or 431-1134 (PANAFAX Automatic)

Number of Pages: 2 including cover sheet)

Re:

Confidentiality Note

it'sallinside.

JCPenney

stores catalog .com

March 11, 2003

VIA FACSIMILE (202.942.9527)

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Division of Corporation Finance, Ms. Katherine Shu / Ms. Grace Lee

Re: **J. C. Penney Company, Inc. – Withdrawal of No-Action Request**

Ladies and Gentlemen:

On January 17, 2003, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, J. C. Penney Company, Inc. ("JCPenney") requested confirmation that the Staff of the Division of Corporation Finance (the "Division") would not recommend any enforcement action if JCPenney excluded a proposal submitted by CHRISTUS Health (the "Proposal") from the proxy materials for JCPenney's 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials").

On Monday, March 10, at approximately 4:30 p.m., JCPenney received notification by facsimile from Ms. Donna Meyer at CHRISTUS Health, that CHRISTUS Health was thereby formally withdrawing the Proposal for inclusion in JCPenney's 2003 Proxy Materials. Accordingly, JCPenney is hereby notifying the Division that JCPenney will not include the Proposal in its 2003 Proxy Materials, and that JCPenney is hereby withdrawing its no-action request with respect to the Proposal.

We appreciate the Division's assistance with this matter. Please call me at (972) 431-2410 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Mary Y. Jakimier
Attorney

cc: **Via Facsimile**
Ms. Donna Meyer, Ph.D.
Systems Director – Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

J. C. Penney Company, Inc.
P.O. Box 10001, Dallas, TX 75301-0001
6501 Legacy Drive, Plano, TX 75024-3698